Exhibit 99.1

Stellantis Closes Previously Announced Acquisition of First Investors Financial Services Group

• Company renamed to Stellantis Financial Services US Corp

• Experienced leadership team to remain in place

AMSTERDAM, November 1, 2021 – Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) is pleased to announce completion of the acquisition of F1 Holdings Corp., parent company to First Investors Financial Services Group ("First Investors") from an investorgroup led by Gallatin Point Capital LLC. The acquisition, previously announced on September 1, 2021, closed today at the agreed upon conditions and within the period indicated at signing.

First Investors, which has been renamed Stellantis Financial Services US Corp., will be the foundation for Stellantis to grow a full-service captive finance arm. Stellantis Financial Services will provide U.S. customers, dealers and partners with a complete range of financing options in the near-to-medium term, including retail loans, leases, and floorplan financing.

“With the acquisition of First Investors, we will quickly develop a captive financial arm in the United States, offering a complete range of products, for the benefit of our customers, our dealers, our brands and our shareholders,” said Philippe De Rovira, Chief Affiliates Officer for Sales Finance, Used Cars, Parts and Service and Retail Network.

“Acquiring First Investors supports the growth plan for Stellantis’ business in the United States,” said Richard Palmer, Chief Financial Officer of Stellantis. “This is a key strategic move to further extend our financial performance and create long-term value for Stellantis shareholders.”

“Enhancing customer experience is at the core of our mission,” said Tommy A. Moore Jr., CEO of Stellantis Financial Services US Corp. “Moving forward, we will leverage the strong commercial business in the United States to provide financing across the whole range of customers while looking to new emerging growth strategies, including mobility services, to expand our portfolio beyond the traditional vehicle sale.”

The executive management team, with an average tenure of 18 years in the financial industry, is expected to remain in place.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information, contact:
Valerie GILLOT : +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1248 760 2621 - shawn.morgan@stellantis.com
communications@stellantis.com www.stellantis.com

Forward-Looking Statements
This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”,“anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”,“outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.